UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549




                            FORM 11-K



   FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
    SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934

     [X]   For annual reports of employee stock
           purchase, savings and similar plans pursuant to Section 15(d) of the Securities Exchange
           Act of 1934

           For the fiscal year ended December 31, 2000

     [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the transition period from        to


                 Commission File Number 1-14768

                       NSTAR SAVINGS PLAN
         (formerly known as Boston Edison Savings Plan)
                    (Full title of the plan)





                             NSTAR
  (Name of issuer of the securities held pursuant to the plan)



        800 Boylston Street, Boston, Massachusetts  02199
            (Address of principal executive offices)




                REPORT OF INDEPENDENT ACCOUNTANTS


To the Retirement Plans Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NSTAR Savings Plan (the "Plan"), formerly known as the Boston Edison Savings Plan, at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 28, 2001

                       NSTAR SAVINGS PLAN

         Statements of Net Assets Available for Benefits
                         (in thousands)


                                              December 31,
                                             2000        1999

Assets
Investments, at quoted market value:
   Registered investment company shares  $ 70,206    $ 87,040
   Fidelity Brokerage Account               4,652       6,882
   Common shares of NSTAR                  44,863      46,486
   Loans to participants                    1,680       1,570


     Total investments                    121,401     141,978

Other assets:
  Receivables -
   Employee contributions                      44          45
   Employer contributions                      24          40

     Total other assets                        68          85

Net assets available for benefits        $121,469    $142,063
                                         ========    ========























The accompanying notes are an integral part of these financial statements.

                       NSTAR SAVINGS PLAN

    Statement of Changes in Net Assets Available for Benefits


                Plan year ended December 31, 2000
                         (in thousands)


Additions to net assets attributed to:
  Investment income
   Interest and dividends -
     Registered investment company shares        $   4,152
     Fidelity Brokerage Link                           243
     Common Shares of NSTAR                          2,200
     Interest on participant loans                     121
                                                     6,716

  Contributions:
   Employee                                          4,481
   Employer                                          1,715
                                                     6,196

     Total additions, net                           12,912

Deductions from net assets attributed to:
  Benefits paid to participants or beneficiaries    26,623
  Deemed distributions from participant loans          125
  Net depreciation in fair value of investments      8,350
     Total deductions                               35,098

Net decrease prior to transfers                    (22,186)

Transfers from other savings plans                   1,592

Net decrease                                       (20,594)

Net assets available for benefits:
  Beginning of year                                142,063

  End of year                                    $ 121,469
                                                 =========







The accompanying notes are in integral part of these financial statements.

                       NSTAR SAVINGS PLAN

                  Notes to Financial Statements

A. Summary

The following description of the NSTAR Savings Plan (the "Plan"), formerly known as the Boston Edison Savings Plan, provides only general information. Participants' benefits under this Plan will be determined in accordance with the Summary Plan Description document. Effective January 1, 2000, the current Plan name was adopted following a corporate merger as described below, and replaced the former "Boston Edison Savings Plan." Changes in features of the Plan are also described below.

General

NSTAR is an energy delivery company serving approximately 1.3 million customers in Massachusetts including more than one million electric customers in 81 communities and 244,000 gas customers in 51 communities. NSTAR was created through the merger of BEC Energy (BEC) and Commonwealth Energy System (COM/Energy) on August 25, 1999 and is an exempt public utility holding company. As a result of this merger, the NSTAR Stock Fund replaced the BEC Energy Common Share Fund. Common Shares of NSTAR are listed on the New York and Boston stock exchanges under the trading symbol of NST.

The Plan was originally established in 1986 to provide retirement benefits for participating eligible employees of Boston Edison Company (the "Company") through a program of salary-reduction contributions and matching employer contributions. The Plan has been amended or restated from time to time thereafter. The Plan is a defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code") and utilizes the special federal income tax deferral features of section 401(k) of the Code. The Plan administrators are the NSTAR Retirement Plans Committee and the NSTAR Pension Management Committee. The Plan investments are held by Fidelity Investments ("Fidelity"), the Plan trustee and record keeper.

Participation

Non-represented employees are eligible to join the Plan at specified times at age 21 or older with one year of service or at age 35.

Contribution Policy

Employees participating in the Plan elect to make contributions of at least 2% but not more than 15% of their pretax annual compensation as defined in the Plan. Effective January 1, 2000, the Company contributes a matching amount under the Plan equal to 50% of each Participant's contributions, up to a maximum of 8% of the Participant's compensation. The match is made entirely in common shares of NSTAR. Refer to Note H for a subsequent change to the Plan.
Investments

Investments in the Plan are directed by the individual Plan Participants. Currently there are nine investment choices offered under the Plan: seven mutual funds (Asset Manager, Magellan, Retirement Government Money Market, Spartan U.S. Equity Index, Intermediate Bond, International Growth and Income and Disciplined Equity) managed by Fidelity, the NSTAR Common Share Fund and Fidelity Brokerage Link. Fidelity Brokerage Link is a self-directed brokerage account through which Participants are able to invest in a variety of securities, including stock, bonds, mutual funds and certificates of deposit. Participant contributions and investment earnings are available for Participant direction. Refer to Note H for a subsequent change to the Plan.

Participants Accounts

Each Participant account is credited with the Participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings (based on the Participant's account balance). The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

Vesting

Participants are fully vested at all times in the entire balance of their own contributions to the Plan and are immediately vested in the Company match.

Payments of Benefits

Benefits paid to Participants on termination of service due to death, disability, retirement, or other reasons are paid in a lump-sum amount equal to the value of the vested interest in a Participant's account.

Plan Termination

While it is the current intention of the Company to continue the Plan indefinitely, neither the making of contributions nor the continuance of the Plan is assumed by management as a contractual obligation. In the event of Plan termination, the assets will be distributed to Participants to the extent of their individual allocations, in accordance with the Plan's distribution provisions.

Participant Loans

Participants in the Plan for a minimum of 12 months may obtain a loan from the balance in their elective contribution account. The loan may not be less than $1,000 nor exceed the lesser of $50,000 or 50% of the market value of the Participant's elective contribution account. Loans must be repaid to the Participant's account over a period not to exceed five years (unless the loan is for the purchase of a principal residence) via payroll deductions. The annual interest rate is modified from time to time to reflect changes in the prime rate or other market interest indicators.

B. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Plan's financial statements have been prepared under the accrual method of accounting and in accordance with the rules and regulations of ERISA. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stock, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Investments Valuation

Plan investments held by Fidelity are stated at fair value. Fair value of shares of registered investment companies represent the net asset value of such shares as of the close of business on the last business day of the year. Fair value of NSTAR common shares are based on the last quoted market price as of the close of business on the last day of the year, which was $42.875 per share. Fair value of the Fidelity Brokerage Link Account assets, which are primarily common stock and fixed income securities, are determined using the methods stated above. Participant notes receivable are valued at cost plus interest which approximates fair value.

Income Recognition

Income of the NSTAR Common Share Fund consists primarily of dividends on its common shares. The allocation of each Fund's earnings to a Participant's account is based on the percentage of the Participant's units in the Funds and is allocated daily. Capital gain distributions are included in dividend income. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation/(Depreciation) in the Fair Value of Investments

Gains and losses are realized upon distributions (including withdrawals) to Participants and the transfer of all or a portion of a Participant's account between investment choices. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Salary reduction contributions made on behalf of Participants and matching contributions are recorded in the period payroll deductions are made from Participants. Contributions receivable at December 31, 2000 and 1999 represent amounts withheld from Participants and the corresponding matching contributions subsequently deposited to the Plan in the following month.

Distributions and withdrawals

Distributions and withdrawal payments are recorded when paid.

Transfers Between Investment Choices

Plan Participants may, with certain limitations, elect to transfer their elective contribution account balances from any investment option or options to any of the other options offered by the Plan on a daily basis.

C. Nonparticipant-Directed Investments

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (in thousands):

                                               Year Ended
                                        December 31, 2000

     Beginning of period                         $ 41,079
     Changes in Net Assets -
      Contributions                  $  1,731
      Dividends                           672
      Net appreciation                  3,668
      Benefits paid to                 (7,715)
      Participants
      Transfers                           291      (1,353)
     End of period                               $ 39,726
                                                 ========

D. Expenses

Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchase, sale or distribution of securities for each Fund may be charged to such Fund. Any expense of litigation may be paid by the Plan Trustee and charged to the Trust Fund or to the Fund or Funds to which the litigation relates. Expenses and charges incurred in the administration of the Plan are generally paid by the Company. An administrative fee relating to the issuance of Plan loans under the Loan Fund is paid by Plan Participants.

E. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. NSTAR and Boston Edison Company are parties-in-interest as that term is defined in section 3(14) of ERISA.

F. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per these financial statements to the Form 5500 at December 31, 2000 and 1999 (in thousands):

                                       2000         1999

 Net assets available for
 benefits per these financial      $121,469     $142,063
 statements

 Less:  Contributions receivable         68           85


 Net assets available for
 benefits per the Form 5500         $121,401    $141,978

The following is a reconciliation of contributions received per these financial statements to the Form 5500 for the year ended
December 31, 2000 (in thousands):

                                               2000

 Contributions per these financial          $ 6,196
 statements

 Add:  Contributions receivable at
       the beginning of the year                 85
 Less  Contributions receivable at               68
 :     the end of the year

 Contributions per the Form 5500            $ 6,213

Contributions are recorded on the Form 5500 when received.

G. Tax Status

The Internal Revenue Service has determined and informed management by a letter dated May 3, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator and tax counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

H. Subsequent Event

Effective April 2, 2001, the Plan name became NSTAR Savings Plan. The Plan's investment options were changed. Plan enhancements include a Participant contribution level of up to 17% of eligible pay, expedited eligibility and employer matching, more flexibility in changing the deferral contribution percentage, and the restrictions on transferring funds into and out of the NSTAR Common Share Fund are removed.

                                          Employer Identification
                                               Number: 04-3466300
                                               Plan Number: 52709






                       NSTAR SAVINGS PLAN

   Schedule of Assets Held for Investment Purposes at Year End
                         (in thousands)


                        December 31, 2000

                                                  Market Value
                                                     at End of
Name of Issuer and Title of Issue         Cost          Period
Fidelity Mutual Funds*:
  Asset Manager                       $ 11,281        $ 11,819
  Magellan                              26,101          33,809
  Retirement Government Money Market     5,518           5,518
  Spartan U.S. Equity Index              8,257          11,558
  Intermediate Bond                        547             548
  International Growth & Income          1,759           1,762
  Disciplined Equity                     5,359           5,192
    Total Fidelity Mutual Funds         58,822          70,206

Fidelity Brokerage Link*                 4,652           4,652

NSTAR Common Share Fund*                23,535          44,863

    Total Investments                 $ 87,009        $119,721
                                      ========        ========
Participant Notes Receivable*

  (Rates of 6.0% to 10.5%)              $1,680          $1,680
                                        ======          ======






* Represent parties in interest to the Plan






                            SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Committee of the NSTAR Savings Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.







Date:  June 28, 2001       /s/ TIMOTHY R. MANNING
                           Timothy R. Manning
                           Vice President - Human Resources
                           and on behalf of the NSTAR
                           Retirement Plans Committee





               CONSENT OF INDEPENDENT ACCOUNTANTS




We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-59682) of the
NSTAR Savings Plan of our report dated June 28, 2001 relating to the financial statements of the NSTAR Savings Plan, which appears in this Form 11-K.



/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
June 28, 2001